Exhibit 97

EXECUTIVE CLAWBACK POLICY
FOR
RECOUPMENT OF ERRONEOUSLY AWARDED COMPENSATION
PURPOSE
Unisys Corporation (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Company’s Compensation and Human Resources Committee (the “Compensation Committee”) has therefore adopted this policy, which provides for the recoupment of certain executive compensation in the event that the Company is required to prepare an accounting restatement of its financial statements due to material noncompliance with any financial reporting requirement under the federal securities laws (this “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder, and the listing standards of the New York Stock Exchange (the “NYSE”).
ADMINISTRATION
This Policy shall be administered by the Compensation Committee. Any determinations made by the Compensation Committee shall be final and binding on all affected individuals.
COVERED EXECUTIVES
This Policy applies to the Company’s current and former executive officers (as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act) (executive officers of the Company being identified on an annual basis via resolution of the Company’s Board of Directors) and such other senior executives or employees who may from time to time be deemed subject to this Policy by the Compensation Committee (collectively, the “Covered Executives”). This Policy shall be binding and enforceable against all Covered Executives.

RECOUPMENT OF OVERPAYMENT ; ACCOUNTING RESTATEMENT
In the event that the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including (i) any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each an “Accounting Restatement”), the Chief Accounting Officer of the Company will promptly notify the General Counsel and Corporate Secretary and the Compensation Committee will promptly be informed. The Compensation Committee will reasonably promptly pursue (and shall not have the discretion to waive) reimbursement or forfeiture of the Overpayment (as defined below) received by any Covered Executive (x) after beginning service as a Covered Executive, (y) who served as a Covered Executive at any time during the performance period for the applicable Incentive-Based Compensation (as defined below), and (z) during the three (3) completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years, except as provided for in the section entitled “Impracticability” below. The Compensation Committee may also pursue reimbursement or forfeiture from the applicable Covered Executive of any costs (including legal fees) incurred by the Company in connection with the recovery or forfeiture of an Overpayment from such Covered Executive (“Recovery Costs”).
INCENTIVE-BASED COMPENSATION
For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measures, including, but not limited to: (i) non-equity incentive plan awards that are earned solely or in part by satisfying a financial reporting measure performance goal; (ii) bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a financial reporting measure performance goal; (iii) other cash awards based on satisfaction of a financial reporting measure performance goal; (iv) restricted stock, restricted stock units, stock options, stock appreciation rights, and performance share units that are granted or vest solely or in part based on satisfaction of a financial reporting measure performance goal; and (v) proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfaction of a financial reporting measure performance goal.
Compensation that would not be considered Incentive-Based Compensation includes, but is not limited to: (i) salaries; (ii) bonuses paid solely based on satisfaction of subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (iii) non-equity incentive plan awards earned solely based on satisfaction of strategic or operational measures; (iv) wholly time-based equity awards; and (v) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a financial reporting measure performance goal.
A financial reporting measure is: (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measure, such as revenues, EBITDA, or net income and (ii) stock price and total shareholder return. Financial reporting measures include, but are not limited to: revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an accounting restatement; revenue per user, or average revenue per user, where revenue is subject to an accounting restatement; cost per employee, where cost is subject to an accounting restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and tax basis income. Financial reporting measures may or may not be filed with the United States Securities and Exchange Commission (“SEC”) and may be presented outside the Company’s financial statements, such as in Management’s Discussion of Analysis of Financial Conditions and Results of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.

OVERPAYMENT: AMOUNT SUBJECT TO RECOVERY
The amount to be recovered will be the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, and must be computed without regard to any taxes paid (the “Overpayment”). Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the vesting, payment or grant of the incentive-based compensation occurs after the end of that period.
For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received, and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
METHOD OF RECOUPMENT
The Compensation Committee will determine, in its sole discretion, the methods or means for recouping any Overpayment and Recovery Costs hereunder which may include, without limitation:
•direct payment in a lump sum from the Covered Executive;
•recovery over time;
•requiring reimbursement of cash Incentive-Based Compensation previously paid;
•seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as Incentive-Based Compensation;
•offsetting any or all of the Overpayment and Recovery Costs from any compensation otherwise owed by the Company to the Covered Executive;
•cancelling outstanding vested or unvested equity awards; and/or
•taking any other remedial and recovery action permitted by law, as determined by the Compensation Committee.
LIMITATION ON RECOVERY; NO ADDITIONAL PAYMENTS
    The right to recovery will be limited to Overpayments received during the three (3) completed fiscal years prior to the date on which the Company is required to prepare an Accounting Restatement (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) within or immediately following those three (3) completed fiscal years, as well as Recovery Costs. In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.
NO INDEMNIFICATION
The Company shall not indemnify, insure or reimburse any Covered Executives against the loss of any incorrectly awarded Incentive-Based Compensation. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification. In no event shall the Company be required to award any person an additional payment if any Accounting Restatement would result in a higher incentive compensation payment.
INTERPRETATION
The Compensation Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and the applicable rules or standards adopted by the SEC or the NYSE. The determinations of the Compensation Committee under this Policy need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.
EFFECTIVE DATE
This Policy shall be effective as of the date it is adopted by the Compensation Committee (the “Effective Date”) and shall apply to Incentive-Based Compensation (including Incentive-Based Compensation granted pursuant to arrangements existing prior to the Effective Date). Notwithstanding the foregoing, this Policy shall only apply to Incentive-Based Compensation received (as determined pursuant to this Policy) on or after the effective date of Section 303A.14 of the NYSE Listed Company Manual.
AMENDMENT; TERMINATION
To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE rules, the Compensation Committee may terminate, suspend or amend this Policy at any time in its discretion. Additionally, this Policy will be deemed automatically updated to incorporate any requirement of law, the SEC, NYSE rules, rule or regulation applicable to the Company and its subsidiaries.
OTHER RECOUPMENT RIGHTS
    The Compensation Committee intends that this Policy will be applied to the fullest extent of the law. The Compensation Committee may require that any employment or service agreement, cash-based bonus plan or program, equity award agreement, or similar agreement entered into on or after the adoption of this Policy shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies, rights other than recoupment or rights of recoupment that may be available to the Company pursuant to the terms of any law, government regulation, stock exchange listing requirement or any similar policy in any employment agreement, equity award agreement, cash-based bonus plan or program, or similar agreement or other policy, code of conduct, employee handbook, or other plan of the Company and any other legal remedies available to the Company.
IMPRACTICABILITY
The Compensation Committee shall recover any Overpayment in accordance with this Policy except to the extent that the Compensation Committee determines such recovery would be impracticable because:
(A) The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered (following reasonable attempts by the Company to recover such Overpayment, the documentation of such attempts, and the provision of such documentation to the NYSE); or
(B) Pursuing such recovery would violate the Company’s jurisdiction of incorporation (“Home Country”) laws adopted prior to November 28, 2022 (provided that the Company obtains an opinion of Home Country counsel acceptable to the NYSE that recovery would result in such violation and provides such opinion to the NYSE); or
(C) Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company and each of its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
ENFORCEABILITY
The provisions of this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy. Recoupment of Overpayment and Recovery Costs under this Policy is not dependent upon the Company satisfying any conditions in this Policy, including any requirements to provide applicable documentation to the NYSE.
SUCCESSORS
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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